Exhibit 3.4

AMENDMENT TO THE BY-LAWS OF WEIRTON STEEL CORPORATION

            The By-Laws of Weirton Steel Corporation are hereby amended by deleting Article III, Section 2(b) and by adding new
Article III, Section 2(b) reading as follows:


            "A Nominating Committee shall be appointed by resolution of the entire Board of Directors for the purposes of identifying, screening and recommending to the Board candidates to be nominated as Independent Directors (as defined in such Article FIFTH). The Nominating Committee shall consist of five
(5) directors of whom one (1) shall be the director who is president of the Union (as defined in such Article FIFTH), one
(1) shall be the officer designated as the Chief Executive Officer of the Corporation or a director appointed by such person, one (1) shall be an ESOP Director (as defined in such Article FIFTH), and two (2) shall be Independent Directors as designated by resolution passed by the entire Board. This
Section 2(b) of this Article III may not be amended or repealed, except upon the favorable vote of not less than 80% of the Eligible Votes (as defined in Article ELEVENTH of the Restated Certificate of Incorporation)."